Exhibit 12.1
Ratio of Earnings to Fixed Charges (unaudited) (in thousands)

	Successor					Predecessor
				January 13	January 13	January 1
	Year Ended	Year Ended	Year Ended	through	through	through
	December 31,	December 31,	December 31,	December 31,	December 31,	January 12,
	2015	2014	2013	2012	2011	2011
Net loss	$(49,312)	$(46,300)	$(40,295)	$(195)	$(19,669)	$(30,767)
Benefit from income taxes	(31,277)	(25,093)	(4,328)	(7,889)	(16,926)	(13,664)
Loss before benefit from income taxes	(80,589)	(71,393)	(44,623)	(8,084)	(36,595)	(44,431)
Fixed charges:
Interest expense	109,885	110,724	113,079	94,298	105,549	803
Amortization of deferred debt issuance costs and original issue discount	13,258	12,512	12,577	14,406	7,447	56
Estimated interest factor on operating leases	1,923	2,329	1,854	1,992	1,936	75
Total fixed charges	125,066	125,565	127,510	110,696	114,932	934
Earnings:
Loss from continuing operations before income taxes	(80,589)	(71,393)	(44,623)	(8,084)	(36,595)	(44,431)
Fixed charges	125,066	125,565	127,510	110,696	114,932	934
Total earnings	$44,477	$54,172	$82,887	$102,612	$78,337	$(43,497)
Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	— (1)	— (1)

(1)
Earnings consist of loss from continuing operations before income taxes. Fixed charges consist of interest on borrowings, amortization of deferred debt issuance costs and original issue discount and an estimated interest factor on operating leases. For the years ended December 31, 2015, 2014, 2013 and 2012, earnings were insufficient to cover fixed charges by $80,589, $71,393, $44,623 and $8,084, respectively. For the periods from January 13, 2011 through December 31, 2011 and January 1, 2011 through January 12, 2011, earnings were insufficient to cover fixed charges by $36,595 and $44,431, respectively.